TASEKO MINES LIMITED

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Taseko Mines Limited (the “Company”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns common shares of the Company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Company at the following address:

TASEKO MINES LIMITED
Ste. 300-905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 778-373-4533
Fax: 778-373-4534
Toll Free: 1 877 441 4533

The Company reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Company.

Please note that a Return Form will be sent to you each year. This Return Form is a request to receive

(i) interim financial statements and MD&A which the Company may send to securityholders in 2011 and any other period prior to the Company sending a new request form in 2012; and/or

(ii) annual financial statements and MD&A for the fiscal year ending December 31, 2010; and/or

(iii) annual financial statements and MD&A for the fiscal year ending December 31, 2011.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

TASEKO MINES LIMITED (the “Company”)

(Please mark the appropriate box with a “X”)

Registered Holder

[ ]	The undersigned is a registered holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2010 and the MD&A for such statements	[ ]

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2011 and the MD&A for such statements	[ ]

(c)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD&A for such statements for all fiscal quarters in 2011 and any subsequent quarters before a new Return Form is sent by the Company	[ ]

Non-Registered Holder

[ ]	The undersigned is a beneficial holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2010 and the MD&A for such statements	[ ]

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2011 and the MD&A for such statements	[ ]

(c)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all fiscal quarters in 2011 and any subsequent quarters before a new Return Form is sent by the Company	[ ]

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)

Address:

Postal/Zip Code

Signature:	Date:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

Please indicate below if you would like to receive Taseko Mines Limited news releases by either one of the following methods:

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